Special Meeting of Shareholders
Principal Funds, Inc. - SmallCap Value Fund I
Held November 4, 2010

1. Approval of a Plan of Reorganization providing for the reorganization of the SmallCap Value
Fund I into the SmallCap Value Fund II:

 In Favor Opposed Abstain
 8,068,772.377 534,268.000 1,200,232.000